Exhibit 99.1

Jeffs’ Brands Enters Into a LOI for Exclusive Distribution of its Pest Control Solutions in the Gulf States, Including the United Arab Emirates

Tel Aviv, Israel, July 02, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, announced today that its wholly-owned subsidiary Fort Product Ltd. (“Fort”) entered into a non-binding Letter of Intent (“LOI”) with a company based in the Sultanate of Oman (the “Partner”).This LOI will serve as a base to negotiate entering into a commercial agreement with the Partner, pursuant to which Fort will, among other things, grant the Partner an exclusive license to market, resell and distribute Fort’s pest control products in the Gulf States, including the United Arab Emirates (“UAE”), at the exception of on any Amazon marketplace in the world, whether within or outside the Gulf States, and other customary exemptions to be included in the definitive agreements and conditioned upon the Partner meeting a minimum requirement as defined therewithin.

This LOI will hopefully mark a significant step in Jeffs’ Brands’ strategy to expand its global footprint, particularly in hopes to enter and cater to the needs of the growing Middle Eastern market demand for effective pest control solutions. The Gulf States represent a substantial market with significant growth potential, making this partnership a potentially significant strategic component of Jeffs’ Brands’ international expansion efforts.

Viki Hakmon, CEO of Jeffs’ Brands, stated, “This LOI represents a strategic move to capitalize on the growing market opportunities in the UAE, Gulf States and other surrounding regions. We believe that the partner’s strong market presence and expertise will help us deliver our innovative pest control solutions to a broader audience, ensuring safer and more comfortable environments for households and businesses alike.”

About Jeffs’ Brands Ltd

Jeffs’ Brands aims to transform the world of e-commerce by creating, acquiring products, and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team insight in the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the potential expansion and market penetration of the Gulf States and UAE as well as the growing demand for pest control products in such markets.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com